EXHIBIT 99.1

AMARC RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

JUNE 30, 2022, and 2021

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

		June 30,	March 31,
		2022	2022
	Note	($)	($)

ASSETS

Current assets
Cash	3	2,245,285	370,784
Amounts receivable and other assets	6	132,456	48,817
Marketable securities	4	409,817	311,293
		2,787,558	730,894
Non-current assets
Restricted cash	5	473,005	178,550
Right-of-use asset	13	77,339	82,384
Total assets		3,337,902	991,828

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	1,484,165	413,278
Balances due to related parties	11	515,812	472,303
Director's loan	8	250,000	-
Lease liability	13	17,978	17,125
		2,267,955	902,706

Non-current liabilities
Director's loan	9	664,112	644,642
Lease liability	13	68,041	72,903
Total liabilities		3,000,108	1,620,251

Shareholders' equity
Share capital	10	65,228,921	65,228,921
Reserves	10	4,330,842	4,094,335
Accumulated deficit		(69,221,968)	(69,951,679)
		337,795	(628,423)

Total liabilities and shareholders' equity		3,337,902	991,828

Nature of operations and going concern (note 1)
Events after the reporting period (note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of (Income) Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended June 30,
	Note	2022	2021
		($)	($)
Expenses
Exploration and evaluation	6(b)	1,809,381	793,568
Assays and analysis		50,756	76,967
Drilling		342,027	35,772
Geological, including geophysical		198,506	160,825
Helicopter and fuel		213,775	47,534
Property acquisition and assessments costs		102,418	198
Site activities		727,583	264,815
Socioeconomic		128,534	184,537
Technical data		11,250	11,322
Travel and accommodation		34,532	11,598

Administration		146,576	126,492
Legal, accounting and audit		8,469	30,693
Office and administration	12(b)	67,608	76,945
Rent		9,900	3,720
Shareholder communication		33,230	14,673
Travel and accommodation		4,442	-
Trust and regulatory		22,927	461

Equity-settled share-based compensation		38,792	-

Cost recoveries	6(b)	(2,538,247)	(923,730)

		(543,498)	(3,670)
Other items
Finance income		(1,983)	(11,722)
Interest expense – director's loans	9	28,712	24,932
Accretion expense - office lease		2,596	1,985
Other fee income	6(b)	(239,835)	(52,672)
Amortization of Right-of-use asset		5,044	3,366
Transaction cost – director's loans	9	18,661	17,197
Foreign exchange loss		593	(10)
Net (income) loss		(729,711)	(20,594)

Other comprehensive (income) loss:
Items that will not be reclassified subsequently to loss:
Change in value of marketable securities		(98,524)	68,163
Total other comprehensive (income) loss		(828,235)	47,569

Basic and diluted (income) loss per share		-0.00	-0.00

Weighted average number of common
shares outstanding		186,602,894	180,602,894

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30,
	2022	2021

Net income (loss)	$729,711	$20,594

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	98,524	(68,163)
Total other comprehensive income (loss)	98,524	(68,163)

Comprehensive income (loss)	$828,235	$(47,569)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Changes in (Deficiency) Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares (#)	Amount ($)	Share-based payments reserve ($)	Investment revaluation reserve ($)	Share warrants reserve ($)	Deficit ($)	Total

Balance at April 1, 2021	180,602,894	64,744,721	2,262,652	13,761	3,220,107	(69,587,867)	26,936
Net loss for the period	–	-	-	-	-	20,594	20,594
Other comprehensive loss for the period	–	-	-	(68,163)	-	-	(68,163)
Total comprehensive loss	–	-	-	(68,163)	-	20,594	(47,569)

Balance at June 30, 2021	180,602,894	64,744,721	2,262,652	(54,402)	3,220,107	(69,567,273)	(20,633)

Balance at April 1, 2022	186,602,894	65,228,921	2,386,230	(1,327,802)	3,035,907	(69,951,679)	(628,423)
Net income for the period	–	-	-	-	-	729,711	729,711
Other comprehensive loss for the period	–	-	-	98,524	-	-	98,524
Total comprehensive loss	–	-	-	98,524	-	729,711	828,235
Issuance of share purchase warrants	–	-	-	-	99,191	-	99,191
Equity-settled share-based compensation	–	-	38,792	-	-	-	38,792
Balance at June 30, 2022	186,602,894	65,228,921	2,425,022	(1,229,278)	3,135,098	(69,221,968)	337,795

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Three months ended June 30,
	Note	2022	2021
		($)	($)
Operating activities
Income for the period		729,711	20,594
Adjustments for:
Amortization of right-of-use asset	13	5,044	3,363
Equity-settled share-based compensation		38,792	-
Office lease accretion per IFRS 16	13	2,596	1,985
Office base rent recorded as lease reduction per IFRS 16	13	(6,605)	(2,128)
Interest expense – director's loans	9	28,712	24,932
Transaction cost – director's loans	9	18,661	17,197

Changes in working capital items
Amounts receivable and other assets		(83,638)	(145,382)
Restricted cash		(294,455)	(43)
Accounts payable and accrued liabilities		1,070,887	401,531
Balances due to related parties		14,797	52,842
Net cash provided by operating activities		1,524,501	374,891

Financing activities
Proceeds from director's loan		350,000	-
Net cash provided by financing activities		350,000	-

Net (decrease) increase in cash		1,874,501	374,891
Cash, beginning balance		370,784	308,085
Cash, ending balance		2,245,285	682,976

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.           NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 14th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These Condensed Consolidated Interim financial statements as at and for the three months  ended June 30, 2022 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at June 30, 2022, the Company had cash of $2,245,285, a working capital of $519,603, and an accumulated deficit of $69,221,968.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have   a material adverse effect on global and local economic and business conditions, which may adversely impact Amarc’s business and results of operations and the operations of contractors and service providers. The extent to which the COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning its severity and the actions taken to contain the virus or treat its impact, among others. The adverse effects on the economy, the stock market and Amarc’s share price could adversely impact its ability to raise capital, with the result that our ability to pursue development of the JOY, IKE and DUKE Districts could be adversely impacted, both through delays and through increased costs.  Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operation and could delay its plans for development of its districts.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.           SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)        Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations by the IFRS Interpretation Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended March 31, 2022. Results for the reporting period ended June 30, 2021 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its more recent annual financial statements, which are filed under the Company’s provide on SEDAR at www.sedar.com.

The Board of Directors of the Company authorized these Financial Statements for issuance on August 29, 2022.

(b)        Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement related to the JOY District. On March 30, 2021, Subco was dissolved, did not have any assets, liabilities, income or expenses, and all intercompany balances and transactions had been eliminated on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(c)         Significant accounting estimates and judgements

The critical estimates and judgements applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited consolidated financial statements as at and for the year ended March 31, 2022.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(d)        Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

3.           CASH

The Company’s cash is invested in business and savings accounts, which are available on demand by the Company.

4.           MARKETABLE SECURITIES

As at June 30, 2022, the fair value of its current holdings was $409,817 (March 31, 2022 - $311,293) and the positive change of fair value adjustment of $98,524 for the period ended June 30, 2022 (June 30, 2021 – negative change of fair value adjustment of $68,163). The marketable securities include 5.5 million units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on TSX-V exchange.

As at June 30, 2022, the Company held the following marketable securities:

Company	Shares/Warrants Held	Cost	Fair Value	Fair Value Increase(Decrease)
	(#)	($)	($)	($)
Carlyle Commodities Corp - Shares	5,500,000	907,500	220,000	(687,500)
Carlyle Commodities Corp - Warrants	5,500,000	727,000	172,000	(555,000)
Other	2,275,002	18,356	17,817	(539)
Total	13,275,002	1,652,856	409,817	(1,243,039)

5.           RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.           AMOUNTS RECEIVABLE AND OTHER ASSETS

	June 30, 2022	March 31, 2022
	($)	($)
Sales tax refundable	81,333	25,354
Contribution receivable (note 7(b))	-	1
Prepaid	51,123	23,462
	132,456	48,817

7.           EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

Below is a summary of the Company’s major exploration property interests, together with the material property transactions.

(a)        IKE District

The IKE Property mineral claims (a subset of the IKE District mineral tenure) carry a Net Smelter Return (“NSR”) royalty obligation of 1%, subject to a $2 million cap and with the Company able to purchase the royalty at any time by payment of the same amount. These claims carry an additional NSR royalty of 2%, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

The Granite Property mineral claims (a subset of the IKE District mineral tenure) are subject to a 2% NSR royalty which can be purchased for $2 million. In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

The entire IKE District is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

(b)        JOY District

In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors to purchase 100% of the JOY Property mineral claims (a subset of the JOY District mineral tenure) for the reimbursement of the vendor’s direct acquisition costs of $335,299. This Property is subject to an underlying NSR royalty held by a former owner which is capped at $3.5 million.

In addition, the Company concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 pursuant to which the Company can purchase 100% of the PINE Property mineral claims (a subset of the JOY District Mineral tenure).

In October 2018, Amarc acquired a 100% interest in Cascadero’s 49% interest in the PINE Property by completing total cash payments of $1,000,000 and issuing 5,277,778 common shares.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

In December 2019, the Company amended the GFTEC Agreement to purchase GFTEC’s 51% interest in the PINE Property. Under the terms of the amendment Amarc will purchase outright GFTEC’s 51% interest in the 323 km2 PINE Property by issuing to GFTEC 5,000,000 common shares of the Company. As such Amarc now holds a 100% interest in the PINE Property mineral claims.

The PINE Property is subject to a 3% underlying NSR royalty payable to a former owner. The Company has reached an agreement with the former owner to cap the 3% NSR royalty at $5 million payable from production for consideration totaling $100,000 and 300,000 common shares payable in stages through to January 31, 2019 (completed).

GFTEC retains a 2.5% net profits interest (“NPI”) royalty on mineral claims comprising approximately 96% of the PINE Property, which are subject to a NSR royalty payable to a former owner (“Underlying NSR”) and a 1% NSR royalty on the balance of the claims that are not subject to the Underlying NSR royalty. The NPI royalty can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.5% through the payment to GFTEC of $2.5 million in cash or shares.

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula Property, located internal to the wider JOY District mineral tenure. The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

JOY District Agreement with Freeport

On May 11, 2021, the Company and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly-owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX) entered into a Mineral Property Earn-in Agreement (the “Agreement”) whereby Freeport may acquire up to a 70% ownership interest of the Company’s JOY porphyry Cu-Au District Property.

Under the terms of the Agreement, Freeport has a two-stage option to earn up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over a 10 year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5- year term. During the first year of the earn-in, a $4 million work program was planned in the JOY District.

These optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to operate the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% interest, for a total 70% interest by sole funding a further $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

During the three month period ended June 30, 2022, the Company incurred eligible and recoverable project costs of $2,538,247 included as expenses in the Consolidated Statements of Loss and Comprehensive Loss.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

During the three months ended June 30, 2022, the Company also earned a fee of $239,835 as the project operator.

(c)         DUKE District

The DUKE District is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 11(c)) to purchase a 100% interest in the DUKE Property mineral claims (a subset of the DUKE District mineral tenure) for the reimbursement of the vendor’s direct acquisition costs of $168,996.

(d)        Other property transactions

During the comparative year, Amarc operated programs on two exploration properties owned by a related party, Jake and Mack (the “Operated Properties”), for the claim optionee on a cost recovery basis (note 11(c)).

During the comparative year, Amarc received a non-refundable payment of US$200,000 (CDN$260,115) pursuant to  an option agreement whereby an arms-length third party optionee had the right to earn an initial 51% interest in the Windfall Project, comprised of 25 mineral claims located within the IKE District (note 7(a)), by spending US$4.2 million on exploration by October 21, 2022. On May 25, 2021, this option agreement was terminated by mutual consent of both Amarc and the optionee.

On December 16, 2020 (the “Closing Date”), the Company closed the sale of its Newton property (“Newton”) located in south-central British Columbia (“BC”) to Isaac Mining Corp.(“IMC”), an arms- length private company and a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”) (CSE:CCC, FSE:1OZ, OTC:DLRYF). Amarc has received consideration comprising total cash of $300,000 from IMC and 5.5 million equity units (common share plus warrant) in Carlyle. The 5.5 million warrants are exercisable at $0.50 per warrant with an expiry date of December 8, 2025. The fair value of the 5.5 million shares of Carlyle on the Closing Date was recorded at $907,500, based on a per share value of $0.165, the closing quote of Carlyle’s common shares on December 16, 2020. The fair value of the 5.5 million warrants of Carlyle on the Closing Date is recorded was $727,000 using the Black-Scholes option pricing model. The fair value was calculated based on the following weighted average assumptions: Risk free-interest rate – 0.38%; Dividend yield – 0.00%; Expected volatility – 139.0%; Expected life – 4.98 years.

8.           ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2022	March 31, 2022
	($)	($)
Accounts payable	1,228,501	175,850
Accrued liabilities	255,664	237,428
Total	1,484,165	413,278

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

9.           DIRECTOR’S LOAN

	Three months ended	Year ended
	June 30, 2022	March 31, 2022
	($)	($)
Opening balance	644,642	570,000
Principal advances	350,000	-
Transaction costs	(99,191)	-
Amortization of transaction costs	18,661	74,642
Closing balance	914,112	644,642

	Three months ended	Year ended
	June 30, 2022	March 31, 2022
	($)	($)
Non-current portion	664,112	644,642
Total	664,112	644,642

Finance expenses	For three months ended June 30,
	2022	2021
	($)	($)
Interest on loan	28,712	24,932
Amortization of transaction costs	18,661	17,197
Total	47,373	42,129

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum. On December 13, 2021, a total of $160,000 in interest was paid.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share.

The Company entered into a Second Loan Amendment Agreement dated May 25, 2022, pursuant to which it has agreed to a $100,000 increase to an existing $ 1 million loan (the “Loan”) with the related party lender disclosed at note 9 (the “Lender”). The Loan is unsecured, will bear interest at a rate of 10% per annum and is repayable on or before the earlier of November 26, 2024, the occurrence of a default or on achievement of financing milestones.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

In connection with this Loan, Amarc will issue to the Lender a loan bonus in the form of 1,176,470 warrants (the "Bonus Warrants"), each entitling the holder to acquire one common share of Amarc until November 26, 2024 at a price of $0.085 per share. The Bonus Warrants will be subject to a four month hold period commencing from the date of issuance thereof. The Loan and Bonus Warrants are subject to acceptance by the TSX Venture Exchange.

The Loan proceeds are being used to pay the initial option requirement of $100,000 for a five BC mineral claims group option dated May 16, 2022, from an arm’s length optionor. Total additional option payments are a further $900,000 at $100,000 per year, payable on or before May 31 of each year (total option payments are $1,000,000). The property is subject to a 2% NSR royalty, of which 1.5% is capped at $10 million.

On June 15, a separate 6-month facility 12% interest was included in the Loan Amendment, which can be accessed by the Company upon the determination of the Company’s entitlement to near-term receipt of BCMETC.

10.         SHARE CAPITAL AND RESERVES

(a)        Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

On August 20, 2020, 3,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $150,000.

On October 2, 2020, 2,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $100,000. $100 related to flow-through tax filing has been deducted from the gross proceeds as issuance costs.

Approximately $167,000 of the flow-through proceeds received were renounced to the shareholder as at December 31, 2020. The Company recognized no flow-through premium in excess of the fair value of these common shares at their dates of issuance.

On December 2, 2021, 6,000,000 flow-through shares were issued pursuant to the exercise of warrants for  gross proceeds of $300,000. The Company recognized no flow-through premium in excess of the fair value of these common shares at their dates of issuance.

As at June 30, 2022, the amount of flow-through proceeds remaining to be expended is approximately $383,000 (March 31, 2022 - $383,000), which in total must be incurred on or before December 31, 2023. The BCMETC cannot be claimed by the Company on mineral exploration expenses related to meeting expenditure commitments pursuant to the issue of flow-through shares; however, the BCMETC itself, once received, may be used for any purpose.

As at June 30, 2022, there were 186,602,894 (March 31, 2022 – 186,602,894) Common Shares issued and outstanding.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)        Share purchase options

On March 9, 2022, the Company granted 3.48 million incentive stock options to its service providers to acquire an aggregate of 3.48 million common shares at $0.12 per share, for a period of three to five years of which 50% are being granted to insiders. All of the options are subject to required TSXV acceptance and customary vesting provisions over 24 months. The fair value of these warrants at issue was determined to be $366,912 using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.65%; expected volatility of 139%; underlying market price of $0.12; strike price of $0.12; expiry term of 3 - 5 years; and, dividend yield of nil.

The following summarizes changes in the Company’s share purchase options (the “Options”):

June 30,				June 30,
2022				2021
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding – beginning balance	0.05	2,000,000	0.05	2,000,000
Grant	0.12	3,480,000	-	-
Outstanding – ending balance	0.09	5,480,000	0.05	2,000,000

The following summarizes information on the options outstanding and exercisable as at June 30, 2022:

	Options Outstanding			Options Exercisable
Exercise price	Expiry date	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Remaining Contractual Life (years)	Number of Options

0.05	4-Oct-24	2.27	2,000,000	0.00	2,000,000
0.12	9-Mar-25	2.69	2,580,000	2.69	2,580,000
0.12	9-Mar-27	4.69	900,000	0.00	900,000
Total		2.87	5,480,000	2.87	5,480,000

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)          Share purchase warrants

The following common share purchase warrants were outstanding at June 30, 2022 and March 31, 2022:

		June 30,	March 31,
	Exercise price	2022	2022
Issued pursuant to the Loan (note 9)	0.05	16,000,000	16,000,000
Issued pursuant to the Loan (note 9)	0.085	1,176,470	-
Exercised		(11,000,000)	(11,000,000)
Total		6,176,470	5,000,000

(i)          2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (note 9). The fair value of these warrants at issue was determined to be $490,449 at $0.03 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.57%; expected volatility of 144%; underlying market price of $0.035; strike price of $0.05; expiry term of 5 years; and, dividend yield of nil.

(ii)        2022 loan bonus warrants

In June 2022, 1,176,470 share purchase warrants were issued pursuant to the Loan (note 9). The fair value of these warrants at issue was determined to be $99,191 at $0.08 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 3.28%; expected volatility of 138%; underlying market price of $0.11; strike price of $0.085; expiry term of 2.45 years; and, dividend yield of nil.

11.         RELATED PARTY TRANSACTIONS

	June 30, 2022	March 31, 2022
Balances due to related parties	($)	($)
Hunter Dickinson Services Inc.	369,247	345,289
Robert Dickinson (interest payable)	139,972	111,260
United Mineral Services Ltd.	3,443	11,029
Thomas Wilson (CFO fees)	3,150	4,725
Total	515,812	472,303

(a)         Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Note 9 includes the details of a director’s loan. Note 7(b) and 7(c) includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the directors of the Company.

During the three months ended June 31, 2022 and 2021, the Company’s President, Chief Executive Officer   and Director and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 11(b)).

During the three months ended June 30, 2022, the Company incurred fees totaling $9,000 (2021 -$4,000) in respect of services provided by Chief Financial Officer.

During the three months ended June 30, 2022, the Company recorded share-based compensation expense of $12,778 (June 30, 2021 - $nil) in relation to 850,000 (June 30, 2021 - nil) stock options issued to directors and officers of the Company.

(b)         Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the

Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third-party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended June 30,
	2022	2021
(rounded to the nearest thousand CAD)	($)	($)
Services received from HDSI and as requested by the Company	186,000	192,000
Information technology – infrastructure and support services	15,000	22,000
Office rent	10,000	2,000
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	36,000	24,000
Total	247,000	240,000

(c)          United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. There were no transactions with UMS that occurred during the three months ended June 30, 2022 and 2021.

12.         SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a)         Employees’ salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Three months ended June 30,
	2022	2021
Employee salaries and benefits	($)	($)
Exploration an evaluation expenses	508,000	247,000
Administration expenses	53,000	63,000
	561,000	310,000

(1)	rounded to the nearest thousand dollar
(2)	includes salaries and benefits included in office and administration expenses (note 12(b)) and other salaries and benefits expenses classified as administration expenses

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)         Office and administration expenses

Office and administration expenses include the following:

	Three months ended June 30,
	2022	2021
	($)	($)
Salaries and Benefits	53,000	56,000
Data processing and retention	4,000	6,000
Insurance	7,000	12,000
Other office expenses	4,000	3,000
	68,000	77,000

(1)	rounded to the nearest thousand dollar

13.         OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1, 2021, and the lease expires on April 29, 2026.

Right-of-use asset

A summary of the changes in the right-of-use asset for the three months ended June 30, 2022 and the year ended March 31, 2022 are as follows:

Right-of-use-asset	($)
Balance at March 31, 2021	-
Addition	100,877
Amortization	-18,494
Balance at March 31, 2022	82,383
Amortization	-5,044
Balance at June 30, 2022	77,339

Lease liability

On May 1, 2021, the Company entered into lease agreement, which resulted in the lease liability of $100,877 (undiscounted value of $134,766, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

A summary of changes in the lease liability during the three months ended June 30, 2022 and the year ended March 31, 2022 are  as follows:

Lease liability	($)
Balance at March 31, 2021	-
Addition	100,877
Lease payment – base rent portion	-21,288
Lease liability – accretion expense	10,438
Balance as at Mach 31, 2022	90,027
Current portion	27,819
Long-term portion	62,208

Balance at March 31, 2022	90,027
Lease payment – base rent portion	-6,605
Lease liability – accretion expense	2,596
Balance as at June 30, 2022	86,019
Current portion	17,978
Long-term portion	68,041

The following is a schedule of the Company’s future lease payments (base rent portion) under the lease obligations:

Future lease payments (base rent portion only)	($)
Fiscal 2023 (July 1, 2022 to March 31, 2023)	20,141
Fiscal 2024 (April 1, 2023 to March 31, 2024)	28,056
Fiscal 2025 (April 1, 2024 to March 31, 2025)	28,165
Fiscal 2026 (April 1, 2025 to March 31, 2026)	28,165
Fiscal 2027 (April 1, 2026 to April 29, 2027) (Note 6)	2,347
Total undiscounted lease payments	106,874
Less: imputed interest	-20,855
Lease liability as at June 30, 2022	86,019

14.        FINANCIAL RISK MANAGEMENT

(a)        Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company considers the components of shareholders’ equity as well as its cash as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company’s investment policy is to invest its cash in highly liquid, short-term, interest-bearing investments having maturity dates of three months or less from the date of acquisition, which are readily convertible into known amounts of cash.

The Company is not subject to any imposed equity requirements.

There were no changes to the Company’s approach to capital management during the three months ended June 30, 2022.

(b)        Carrying amounts and fair values of financial instruments

The Company’s marketable securities are carried at fair value based on quoted prices in active markets.

As at June 30, 2022 and March 31, 2022, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

(c)        Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fair to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, and amounts receivable and other assets. The carrying values of these financial assets represent the Company’s maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash in high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company ensures that there is sufficient cash in order to meet its short-term business requirements after taking into account the Company’s holdings of cash.

The Company has sufficient cash to meet its commitments associated with its financial liabilities in the near term, other than the amounts payable to related parties.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impact interest income earned.

As at June 30, 2022 and March 31, 2022, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at June 30, 2022 and March 31, 2022, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

15. EVENTS AFTER THE REPORTING PERIOD

On July 8, 2022, the Company announced that it had engaged Kin Communications Inc. (“Kin”) to assist with its investor relations activities. Under the terms of the Investor Relations Agreement, Kin agreed to assist Amarc with investor relations, including communicating with and marketing to potential investors, shareholders and media contacts for a period of twelve months and on a month-to-month basis thereafter. In consideration for the services, the Company has agreed to pay Kin $12,500 per month for the initial 12-month period. In addition, the Company has granted Kin stock options entitling it to purchase 1,000,000 of the Company’s common shares at a price of $0.11 per share with a five-year term, vesting in three instalments of 33%, 33% and 34%, with the first instalment vesting 90 days after the Effective Date of the Investor Relations Agreement.

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